Exhibit 1

CHINA UNICOM LIMITED (Stock code: 762)

(Incorporated in Hong Kong under Companies Ordinance with limited liability)

Announcement on Share Segregation Reform of

China United Telecommunications Corporations Ltd.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in reference to the announcement made by the Company on 3 April 2006.

The board of directors (the “Board”) of China Unicom Limited (the “Company”) wishes to announce that it has received details of the proposal by all the holders of the non-tradable shares (the “Non-tradable Shares”) in China United Telecommunications Corporation Ltd. (the “A Share Company”), an intermediate holding company of the Company, to holders of the A Shares (as defined below), subject to such A Shares holders’ approval of the conversion of all the Non-tradable Shares into A Shares (the “Share Segregation Reform”).

The Share Segregation Reform concerns the A Share Company and has no impact on the Company and its shareholders. Neither the Company nor any of its shareholders on its register needs to provide or will receive any consideration under the Share Segregation Reform.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in reference to the announcement made by the Company on 3 April 2006.

A.                    BACKGROUND

The Board wishes to announce that it has received details of the Share Segregation Reform.

The A Share Company, a joint stock limited company listed on the Shanghai Stock Exchange, is an intermediate holding company of the Company. China United Telecommunications Corporation (the “Unicom Group”), a shareholder of the Non-tradable Shares, is the ultimate holding company of the Company. The ordinary shares of the A Share Company consist of the Non-tradable Shares and shares listed and tradable on the Shanghai Stock Exchange (the “A Shares”).

B.                    SHARE SEGREGATION REFORM OF THE A SHARE COMPANY

(1)                 Non-tradable Shares to be granted right of listing and trading on the Shanghai Stock Exchange

Holders of the Non-tradable Shares unanimously propose to offer a consideration to holders of the A Shares whose names appear on the register of members of the A Share Company at close of trading on 24 April 2006 for the purpose of the implementation of the Share Segregation Reform, which consideration consists of 2.3 Non-tradable Shares to be transferred to each holder of A Shares for every ten A Shares held by such holder at the close of trading on 24 April 2006. On the first trading day immediately following the implementation of the Share Segregation Reform, the Non-tradable Shares (including those Non-tradable Shares to be transferred as consideration referred to above) shall be granted the right of listing and trading on the Shanghai Stock Exchange (subject to the lock-up undertaking provided by the existing holders of the Non-tradable Shares in compliance with the Administration of the Share Segregation Reform of Listed Companies, promulgated by the China Securities Regulatory Commission on 4 September 2005 and effective as of the date of promulgation).

The Share Segregation Reform is a proposed transaction between the holders of Non-tradable Shares and the holders of A Shares of the A Share Company. The Share Segregation Reform concerns the A Share Company and has no impact on the Company and its shareholders. Neither the Company nor any of its shareholders on its register needs to provide or will receive any consideration under the Share Segregation Reform.

(2)                 Shareholding structure of the A Share Company before and after implementation of the Share Segregation Reform

Based on the consideration as mentioned in B(1) above, the shareholding structure of the A Share Company before and after implementation of the Share Segregation Reform will be as follows:

	Before implementation of the Share Segregation Reform		Implementation of the Share Segregation Reform		After implementation of the Share Segregation Reform
	Number of ordinary shares in the A Share Company	As a % of the registered share capital of the A Share Company	Number of Non-tradable Shares in the A Share Company to be transferred to the existing holders of A Shares	As a % of the registered share capital of the A Share Company	Number of A Shares in the A Share Company	As a % of the registered share capital of the A Share Company

Unicom Group	14,693,996,395	69.3223%	1,494,735,516	7.0518%	13,199,260,879	62.2705%
Other existing holders of Non-tradable Shares of the A Share Company	2,600,000	0.0124%	264,484	0.0012%	2,335,516	0.0112%
Existing holders of A Shares	6,500,000,000	30.6653%	—	—	7,995,000,000	37.7183%
Total	21,196,596,395	100.0000%	1,495,000,000	7.0530%	21,196,596,395	100.0000%

The Board understands that the proposed transfer of the Non-tradable Shares by the holders of Non-tradable Shares to the holders of A Shares and the right of listing and trading of the Non-tradable Shares on the Shanghai Stock Exchange is subject to regulatory approvals in the People’s Republic of China.

C.                    RELEVANT A SHARE MEETING

The implementation of the Share Segregation Reform is also subject to the approval by the shareholders’ votes representing two-thirds or more of the voting rights represented by the shareholders (including proxies) voting at the Relevant A Share Meeting (as defined below), and the approval of the holders of A Shares representing two-thirds or more of the voting rights represented by such holders (including proxies) voting at the Relevant A Share Meeting.

The Board understands that notice has been given by the A Share Company for the convening of a relevant shareholders’ meeting of the A Share Company (the “Relevant A Share Meeting”) on 11 May 2006 to seek approval by holders of the A Shares of the proposal relating to the Share Segregation Reform.

The Company will make further announcement when the results of the Relevant A Share Meeting are available.

By order of the Board Chu Ka Yee Company Secretary

Hong Kong, 4 April 2006

As at the date of this announcement, the Board of the Company comprises:

Executive directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Li Jianguo, Yang Xiaowei, Li Zhengmao, Li Gang and Zhang Junan
Non-executive director:	Lu Jianguo
Independent non-executive directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming